

Joyland Brewing Holdings, Inc.
ANNUAL REPORT for FY25
1300 Alden Road
Orlando, FL 32803
www.ivanhoeparkbrewing.com



An investment in the Securities involves a significant degree of financial risk and, accordingly, a Subscriber should consider carefully all of the risk factors described below. This offering is intended only for Accredited Investors who understand the risks and their consequences and who are able to bear the risk of loss of their entire investment. In making an investment decision, investors must rely on their own examination of the issuer and terms of the offering, including the merits and risks involved.

These securities are offered under an exemption from registration; however, the U.S Securities and Exchange Commission (SEC) has not made an independent determination that these securities are exempt from registration. The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

REGULATORY INFORMATION

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

THE COMPANY AND ITS BUSINESS

Company Details.

- Company: Joyland Brewing Holdings, Inc.
    - o Subsidiary: Joyland Brewing Company LLC (dba Ivanhoe Park Brewing Company) (FL), 1300 Alden Road, Orlando, FL, 32803
    - o Subsidiary: Ivanhoe Park Lager House LLC (FL)
- State of Incorporation: Delaware
- Date of Incorporation: November 12, 2024

Company Overview. Joyland Brewing Holdings, Inc (or the "**Company**") owns and operates two (2) successful breweries based in Central Florida, as a consolidated brand. The Company offers a diverse range of award-winning beers and caters to the growing demand for unique, high-quality beverages and experiences. Rooted in community engagement, the Company has expanded from a local startup to a highly recognized brand in Central Florida with strong customer loyalty. It operates multiple revenue streams, including taproom and private event sales of beverages and food, distribution to on-premise (bars & restaurants) and retail outlets, and hosting community events. With plans to expand its market reach and increase production capacity, the company is well positioned for continued growth. We are "Brewing Craft and Building Community"!

Corporate Summary. The Company was first organized in Florida, as Joyland Brewing Company LLC (dba Ivanhoe Park Brewing Company (or "**IPBC**")) on June 9, 2017. IPBC acquired the assets of Deadwords Brewing Company in May of 2024 and relaunched this location as Ivanhoe Park Lager House. Joyland Brewing Holdings, Inc. was formed in Delaware on November 12, 2024, as part of a restructuring to segment the breweries into two (2) separate subsidiaries. Ivanhoe Park Lager House LLC (or "**IPLH**") was formed in Florida and the originally acquired assets of Deadwords Brewing Company were transferred to this entity. As part of this restructuring, the Company entered into a securities exchange with Joyland Brewing Company LLC, whereby each one (1) outstanding Unit of Membership interests in Joyland Brewing Company LLC was exchanged for 2,184.72974 shares of Class-A Voting Common Stock of Joyland Brewing Holdings, Inc.

Industry. The U.S. craft beer industry has seen significant growth over the past decade, with a market value of $28.8 billion[1] in 2024. This growth has been driven by consumer demand for innovative, high-quality, and locally produced beers. Florida has become a major player in the craft beer market, ranking 5th in the U.S. with a $3.75 billion[2] economic impact. The approximately 23.8 million residents[3] in Florida and the approximately 75 million visitors[4] to the state annually, making it the most visited destination in the U.S., offers breweries like IPBC and IPLH the opportunity to capitalize on both local and tourist-driven markets. Despite competition from large-scale local breweries and regional/national craft beer brands, we believe the craft beer segment remains resilient, with even more focus on hyper-local offerings that offer authenticity, quality, and personal connection to the community.

Competitors. The Company has achieved significant traction in the Central Florida market, expanding from a local startup to a highly recognized brand. Key competitors include local breweries such as Crooked Can Brewing Company and Cigar City Brewing, and regional/national craft breweries like Sierra Nevada, New Belgium, and Sam Adams. The Company differentiates itself through a community-driven approach, award-winning beers, strong local presence, and crafting unique experiences.

Current Stage.   The Company currently generates revenue through direct sales to customers and indirectly to on-premise (bars & restaurants) and retail outlets via distribution partners. Both brewery taprooms offer diverse beverage and food options, along with hosting private, public, and community events. Distribution has grown to hundreds of accounts, mainly in Central FL but also across the state, many of which are highly recognizable brands and businesses. In 2025, the breweries received awards from Florida Best Beer Fest, U.S. Open Beer Championship, Great American Beer Festival, and World Beer Cup. Additionally, the launch of IPLH in 2024 has allowed us to elevate our food and event offerings to tap into the $107 billion[5] restaurant market. Collaborations and partnership with local brands like Track Shack, Orlando Solar Bears, Orlando City soccer, Florida Citrus Sports, City of Orlando, Florida State Parks Foundation, Orange County Library System, and many others have helped the Company highlight the fundamental focus on community involvement. The Company's steady sales growth, loyal customer base, and strategic partnerships are strong indicators of continued success.

Future Roadmap.   Looking ahead, the Company is focused on scaling operations, expanding its market presence, and increasing profitability. Increased production capacity will allow the breweries to end contract brewing relationships and take on additional private label opportunities, which increase both revenue and profit margin. This will also help expand the distribution network, focusing on core areas in Central Florida along with multi-location retail outlets statewide. The full-service kitchen at IPLH enables the expansion of enhanced customer experiences and food offerings, along with increased private event traffic. Continued innovation to meet growing and changing consumer demand will likely result in new and more diverse products. All of this will require the growth of our team, adding experienced resources to focus on business & brewery optimization, private events promotion & delivery, and increased taproom traffic, among others.

THE TEAM

Competitive Advantage.   One of the companies greatest strengths is the dedicated and experienced team aligned to drive a balance of growth and profitability for the Company.

Officers and Directors

Glenn Russell Closson – Co-Founder, President/CEO/CFO, Board of Directors
- Dates of Service: May 2017 - Present
- Responsibilities: Spearheads the strategic vision and operational management of the Company, driving growth and innovation while ensuring the highest quality of production. His leadership has positioned the company as a prominent and respected player in the craft beer industry.
- Current primary role is with the Company
- Other Recent Business Experience (past three years):
    o Associate at Your Part Time Controller, Feb 2024–Present; Part-time controller for various non-profit organizations to consult on financial reviews and strategic planning
    o Controller at Real Capital Operations, LLC, July 2023–Oct 2023; Assisted with inventory audits and other tasks

Joseph Philip Bowling Jr. – Co-Founder, COO, Secretary & Board Chairman
- Dates of Service: August 2017 - Present
- Responsibilities: Focused on improving operational efficiency and profitability along with serving as a liaison between the Board of Directors and day-to-day operations of the business
- Current primary role is with the Company

- Other Recent Business Experience (past three years):
  - Sr. Manager at Dell Technologies, December 2000 – August 2024; Managed a team of sales engineers and presales architects supporting the sales organization covering a subset of enterprise customers in the Central U.S.

Joshua Dustin Todd – Co-Founder, Director of Sales, & Board of Directors
- Dates of Service: August 2017 – Present
- Responsibilities: Consult on sales operations and results
- Current primary role is with Transcom Solutions
  - Vice President of Strategic Partnerships, January 2022 – Present; Executive leader over account management department that includes sales and customer service.

Directors

Dr. Brian Scott Master – Co-Founder, Board of Directors
- Dates of Service: June 2017 – Present
- Current primary role is with Advent Health
  - General Practitioner, MD, 2000–Present

Kelly Lynne Turenne. – Board of Directors
- Dates of Service: November 2024 – Present
- Current primary role is with Lockheed Martin Corporation
  - Director of Legal, December 2020 – Present; Oversees litigation, employment, government compliance and legal investigations for the RMS business area.

Brian Matthew Gentile – Board of Directors
- Dates of Service: November 2024 – Present
- Current primary role is with KBP Brands
  - Senior Vice President of Operations, May 2016 – Present; Executive leader responsible for operations of restaurants

Richard Scheitler – Co-Founder, Board of Directors
- Dates of Service: July 2017 – Present
- Current primary role is with Charlie's Produce
  - Chief Transformation Officer, January 2024–Present; Leads all operational, IT, and other transformation and modernization efforts
- Other Recent Business Experience (past three years):
  - Chief Transformation Officer & CIO, Sept 2019 – December 2023; Led transformation and modernization efforts along with IT, project/program management, and continuous improvement programs

OWNERSHIP, CAPITAL STRUCTURE, AND RIGHTS OF THE SECURITIES

Ownership. The following table sets forth information regarding the beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date this PPM is published.

Member	Share Type	Shares	Voting % Interest
ABINBEVWHO, LLC (100% owned by Glenn R Closson)	Class A Voting Common Stock	1,153,325	23.0297%

The Company's Securities. The Company has authorized Class-A Voting Common Stock and Class-B Non-Voting Common Stock, neither of which have material rights associated. Class-A shares allow one vote per share, while Class-B shares do not possess voting rights.

Class	Authorized	Issued	% Issued
Class-A Voting	7,000,000	5,500,000	78.57%
Class-B Non-Voting (SE)	1,000,000	184,447	18.44%
TOTAL:	8,000,000	5,684,447	71.06%

Current Offerings of Securities. As part of the a Regulation D 506(c) exempt offering, active as of December 31, 2025, the Company is offering up to 2,000,000 shares of Class-A Voting Common Stock.:

- Class A Voting Common Stock, December 22, 2025, via Regulation D Rule 506(c) exemption

    o Purchase Price of Security Offered (per Share): $1.00

    o Offering Minimum: $100,000 representing 100,000 shares

    o Offering Maximum: $2,000,000 representing 2,000,000 shares

    o Minimum Investment Amount (per NEW investor): $100,000

    o Current Amount Sold: $545,000

    o Number of Securities Sold: 545,000

    o Use of Proceeds: Agreement and plan of exchange

Transferability of Securities. For one (1) year, the securities can only be resold:

- In an IPO;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, the Shares are subject to substantial restrictions on transfer under federal and applicable state securities laws, Delaware General Corporate Law, and the Company's bylaws.

Recent Offerings of Securities. The Company has made the following issuances of securities within the last three (3) years:

- Equity Membership Units, June 1, 2024, via Section 4(a)(2) exemption

- o   Final Amount Sold: $175,000

- o   Number of Securities Sold: 147.25

- o   Use of Proceeds: Acquisition of another brewery production facility, kitchen, and taproom

- Equity Membership Units, July 1, 2024, via Section 4(a)(2) exemption

    - o   Final Amount Sold: $275,000

    - o   Number of Securities Sold: 119.31

    - o   Use of Proceeds: Acquisition of another brewery production facility, kitchen, and taproom

- Class A Voting Common Stock, October 17, 2024, via Section 4(a)(2) exemption

    - o   Final Amount Sold: $0

    - o   Number of Securities Sold: 0

    - o   Use of Proceeds: Agreement and plan of exchange

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition. The information included in this Annual Report compares the last two complete fiscal years, 2024 and 2025.

Revenue. Revenue increased 22.3% from $1,162,507 in fiscal year 2024 to $1,419,965.

Overall Tasting Room Sales increased 25.4% from $773,265 in 2024 to $969,827 in 2025, driven largely by our second location, Ivanhoe Park Lager House, near Camping World Stadium and and Inter & Co Stadium (Orlando City & Orlando Pride soccer teams), and an increase in our capacity to host private events. Tasting Room Sales for the original Ivanhoe Park Brewing Company location decreased 20% due to public works projects and private development that restricted access to the taproom and significantly reduced parking in the area. With public works projects scheduled to end in the Spring of 2026 and private development of residential and commercial space projected to end in late 2026, we expect taproom sales at this location to first return to prior levels and then show growth due to additional residences within blocks of the taproom.

Distribution Sales (Kegged Beer Sales & Packaged Beer Sales) saw a healthy increase, rising 16.1% from $387,694.10 in 2024 to $450,137 in 2025. Kegged Beer Sales grew substantially more than packaged sales highlighting the increasing demand for on-premise consumption. This signals new opportunities for expansion in taproom sales as well as on-premise distribution. Additionally, our commitment to enhancing the customer experience is evident through the success of private events. These positive trends underscore our resilience and adaptability in a dynamic market, setting the stage for future growth.

Cost of Sales. Cost of Sales for 2024 was $395,253 compared to $480,716 in 2025, reflecting a 21.6% increase versus a 22.3% increase in Revenue over the same time period.

Taproom Cost of Sales was higher than wholesale due to Kitchen COGS. Margins in the taprooms on food are significantly lower than on beverages but is a necessity in the current business climate. Food sales are expected to represent a significant increase in Revenue going forward and allows us to attract more and larger private events.

Wholesale (Distribution) Cost of Sales rose just 7.5% compared to 16.1% growth over the same period, rising raw material costs. Streamlining inventory management reduced raw materials on hand and improving efficiencies in certain stages of production reduced waste and loss. These strategic improvements have not only reduced our overall costs, as a percentage of Revenue, but also positioned us to continue delivering quality products more efficiently.

Gross Profit. Gross Profit increased 22.7% from $767,255 in 2024 to $941,767 in 2025. This was driven largely by additional Taproom Sales at our Ivanhoe Park Lager House location, which are higher margin transactions than Wholesale (Distribution) Sales. The relatively strong increase in Gross Profit indicates that our efforts to streamline operations and manage costs effectively are helping to maintain strong profitability even in the face of rising labor and raw materials costs. We see immense opportunity to continue improving Revenue and Gross Profit via private events at Ivanhoe Park Lager House, which are more profitable due to advanced planning. The near-doubling of brewing capacity has allowed us to significantly reduce the amount of contracted production in favor of higher margin internal production at this new location.

Expenses. Operating Expenses for 2024 were $1,067,838 compared to $1,384,989 in 2025. This rise in expenses is largely attributed to costs of withdrawing from contract brewing of core beers and expanding distribution. Now that all production is in-house, we expect to see an increase in profit margin for those brands. The key areas of increase were payroll wages & tax (for taproom, kitchen, & brewing staff), rent & utilities, and job supplies to reopen this location & repair/maintain neglected equipment. Other areas contributing to the increase include a notable uptick in insurance and labor costs, and repairs/maintenance to equipment at the original Ivanhoe Park Brewing Company location caused by water and air quality degradation due to public works projects and private development.

A portion of these increases were offset by cost reductions from eliminating less profitable taproom events, reducing unnecessary meals & entertainment costs related to sales activities, and ending an unproductive marketing sponsorship with a local minor league sports team. This controlled approach to managing other expenses, demonstrates our commitment to balancing growth with financial prudence.

Cash Flow. The Company is currently in the growth stage and is revenue-generating. We are of the opinion that historical cash flows will not be fully indicative of the revenue and cash flows expected for the future due to our recent acquisition of another brewery with a tasting room and kitchen, which is expected to significantly boost both production capacity and customer engagement. Past cash was primarily generated through sales of our core beer products and equity investments. Our goal is to achieve sustained growth by diversifying our offerings, expanding distribution channels, and capitalizing on the newly acquired assets. Given the ongoing investments in scaling production, marketing, and integrating the new location, we anticipate a positive shift in future cash flows that is not entirely reflected in our historical data.

Debt & Related Party Transactions. At the end of fiscal year 2025, the Company has the following liabilities:

- Small Business Administration EIDL Loans
  - Amount Owed: $456,406
  - Interest Rate: 3.75%
  - Maturity Date: March 10, 2052
- Related Party Short-Term Loan – Joseph P. Bowling Jr. (Director, Officer)
  - Amount: $260,000
  - Interest Rate: 0%
  - Maturity Date: Indefinite
- Related Party Short-Term Loan – Kelly Turenne (Director)
  - Amount: $10,000
  - Interest Rate: 0%
  - Maturity Date: Indefinite
- Related Party Short-Term Loan –Kevin Mayeux (Investor)
  - Amount: $10,000
  - Interest Rate: 0%
  - Maturity Date: Indefinite
- Related Party Balance Due of Guaranteed Payments –Joseph P. Bowling Jr. (Director, Officer)
  - Amount: $60,000
  - Interest Rate: 0%
  - Material Terms: The Related Party payable balance for compensation as an officer of the Company was $60,000 as of December 31, 2025.
- Related Party Balance Due of Guaranteed Payments – Glenn R. Closson II (Director, Officer)
  - Amount: $166,667
  - Interest Rate: 0%
  - Material Terms: The Related Party payable balance was $24,445 and $107,679 as of December 31, 2023 and December 31, 2024 respectively.

Sources. These sources are provided to support and substantiate information referenced in this annual report.

- Brewers Association Reports 2024 U.S. Craft Brewing Industry Figures – https://www.brewersassociation.org/association-news/brewers-association-reports-2024-u-s-craft-brewing-industry-figures/

- Brewers Association Economic Impact by State – https://www.brewersassociation.org/statistics-and-data/economic-impact-data/

- World Population Review – https://worldpopulationreview.com/states/florida

- Visit Orlando – https://www.visitorlando.org/media/press-releases/post/orlando-welcomed-753-million-visitors-in-2024/

- National Restaurant Association State Facts – https://restaurant.org/getmedia/a505ee90-cb05-45b4-b54e-b05f51b48cd4/florida-state-fact-sheet-2025.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned, on April 30, 2026.

Joyland Brewing Holdings, Inc

By: Glenn Closson   *Date:* 2026-04-30

Name: Glenn Closson

Title: CEO, Director and principal accounting officer

Financial Statements

FY25 Annual Report   April 29, 2026

Balance Sheet

Ivanhoe Park Brewing Company
As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	$399,977.48
Accounts Receivable	$25,723.35
Other Current Assets	
Arryved Offset Account	0.00
Brew Hub Inventory	0.00
Clearing Account	0.00
Daily Sales Clearing	0.00
Deposits	$0.00
Disposable Inventory for Grill and Taproom	16,276.79
Inventory	$376,964.90
Keg Deposit for Return	0.00
Prepaid Conference Expenses	6,343.32
Prepaid Insurance	0.00
Prepaid Payroll	0.00
Prepaid Rent	0.00
Prepaid Software	9,000.19
Return To Joyland Prepaid Expenses	0.00
Sponsorship Accrual	53,115.38
Start Engine Costs	40,763.00
Tap Handles	4,263.74
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total for Other Current Assets	**$506,727.32**
Total for Current Assets	**$932,428.15**
Fixed Assets	$756,506.07
Other Assets	
Marketing Fees for Extended Use	81,796.38
Start Up & Org. Costs	7,382.96
Suspense	87,233.90
z - Accumulated Amortization	-70,269.00
Total for Other Assets	**$106,144.24**
Total for Assets	**$1,795,078.46**

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	100,450.22
Total for Accounts Payable	**$100,450.22**
Credit Cards	**$94,603.12**
Other Current Liabilities	
Eric Clearing Account	0.00
Florida Department of Revenue Payable	0.00
Fraud Clearing Account	0.00
Gift Card	150.72
Glenn Guaranteed Payments	166,666.60
Glenn Personal Expense Reimbursement	1,358.93
GoFundMe Clearing	0.00
Inventory Payable	2,735.15
Ivanhoe Village Main Street Payable	0.00
Joe Guaranteed Payment	60,000.00
Keg Deposit	51,397.00
Keg Rental Accrual	0.00
Non-Inventory Payable	0.00
Note Payable	280,000.00
Payroll Clearing	0.00
PPP Note Payable	0.00
Rent Liability Accrual	0.00
Return To Joyland Sponsorship Deferred Revenue	0.00
Taxes Payable	4,003.13
Undistributed Tips	0.00
Utility Expenses Payable	0.00
Wages Payable	15,074.07
Total for Other Current Liabilities	**$581,385.60**
Total for Current Liabilities	**$776,438.94**
Long-term Liabilities	**$456,406.00**
Total for Liabilities	**$1,232,844.94**
Equity	
Common Stock	456,908.00
Opening Balance Equity	29,848.57
Owner's Investment	500,000.00
Owner's Pay & Personal Expenses	0.00
Start Engine Equity	228,161.91
Retained Earnings	-16,270.59
Net Income	-636,414.37
Total for Equity	**$562,233.52**
Total for Liabilities and Equity	**$1,795,078.46**

Profit and Loss

Ivanhoe Park Brewing Company

January-December, 2025

	TOTAL
Income	
Brewery Branding Sales	159.77
Sales	0.00
Sales of Product Income	
Lager House Taproom Sales	**$511,145.84**
Tasting Room Sales	458,681.29
Wholesale Sales	**$450,137.40**
Total for Sales of Product Income	**$1,419,964.53**
Taproom Events	2,359.20
Total for Income	**$1,422,483.50**
Cost of Goods Sold	**$480,716.32**
Gross Profit	**$941,767.18**
Expenses	
Advertising & Marketing	$44,377.25
Quantity Discount	197.50
Total for Advertising & Marketing	**$44,574.75**
Bank Charges & Fees	22,502.31
Car & Truck	7,611.49
Donations	926.50
Dues and Subscriptions	9,330.55
Forklift Expense	9,588.00
Insurance	33,018.76
Interest Paid	41,649.79
Job Supplies	**$141,687.66**
Kitchen Staff	9,587.67
Legal & Professional Services	2,600.75
Meals & Entertainment	1,043.00
Miscellanenous Expense	44,038.60
Office Supplies & Software	11,946.89
Payroll Expenses Wages	**$531,773.42**
Payroll Processing Fees	2,155.00
Payroll Taxes	62,385.34
QuickBooks Payments Fees	360.82
Rent & Lease	292,567.07
Storage Fees	777.14
Tasting Room Events	22,290.05
Taxes & Licenses	**$232.14**
Travel	124.05
Utilities	85,277.92
Workers Comp Insurance	6,939.09
Total for Expenses	**$1,384,988.76**
Net Operating Income	**-$443,221.58**

	TOTAL
Other Income	
OBT Next Grant	109,045.93
Other Income	-142,774.26
Sale of Packaging Materials	535.50
Total for Other Income	**-$33,192.83**
Other Expenses	
Guaranteed Payments	159,999.96
Total for Other Expenses	**$159,999.96**
Net Other Income	**-$193,192.79**
Net Income	**-$636,414.37**

Statement of Cash Flows

Ivanhoe Park Brewing Company

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-636,414.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-37,406.78
Accounts Receivable (A/R)	-17,044.35
AMEX Business Blueprint	-9,629.42
AMEX Platinum Credit Card	-15,142.52
Arryved Offset Account	0.00
Business Platinum Card 31008	1,139.75
Capital One Spark Business	4,735.79
Capital One Venture X	29,981.43
Chase Credit Card 0885	25,327.64
Chase Ink Joyland (0883):Chase Ink (8268)	-65,062.21
Chase Ink Joyland (0883):Credit Card E VanWormer *5865	-52,381.47
Chase Ink Joyland (0883):Credit Card N. CATTERSON *4421	-1,015.17
Clearing Account	0.00
Disposable Inventory for Grill and Taproom	-5,950.00
Eric Clearing Account	0.00
Florida Department of Revenue Payable	0.00
Gift Card	150.72
Glenn Guaranteed Payments	99,999.96
Glenn Personal Expense Reimbursement	-39,653.49
Hilton AMEX 2000	1,636.07
Inventory	-2,735.35
Inventory Payable	0.00
Inventory:Beer - Kegged	-7,035.51
Inventory:Beer - Packaged	-165.74
Inventory:Beer - Work In Progress	470.56
Inventory:Brew Hub Inventory	48,647.22
Inventory:Glassware	-5,935.93
Inventory:Packaging	-7,981.79
Inventory:Raw Materials:Adjuncts	10,663.70
Inventory:Raw Materials:Grain	-14,613.25
Inventory:Raw Materials:Hops	1,885.04
Inventory:Raw Materials:Yeast	-5,528.32
Inventory:T-Shirts and Apparel	-19,840.32
Joe Guaranteed Payment	60,000.00
Keg Deposit	1,890.00
Non-Inventory Payable	-0.01
Note Payable	180,000.00
Prepaid Conference Expenses	-4,308.32
QBO Short Term	-18,552.77
Start Engine Costs	-26,850.00
Tap Handles	6,711.79
Taxes Payable	-12,658.10
Undistributed Tips	0.00
Utility Expenses Payable	0.01

FULL NAME	TOTAL
Wages Payable	15,074.07
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	$118,822.93
Net cash provided by operating activities	-$517,591.44
INVESTING ACTIVITIES	
Lager House Fixed Assets	-4,943.66
Suspense	-87,233.90
Net cash provided by investing activities	-$92,177.56
FINANCING ACTIVITIES	
Opening Balance Equity	29,848.57
Owner's Investment	500,000.00
SBA (EIDL) 3154417202	-10,890.00
SBA (EIDL) loan 2	-10,376.00
Start Engine Equity	228,161.91
Net cash provided by financing activities	$736,744.48
NET CASH INCREASE FOR PERIOD	$126,975.48
Cash at beginning of period	$273,002.00
CASH AT END OF PERIOD	$399,977.48

RISK FACTORS

An investment in the Securities involves a significant degree of financial risk and, accordingly, a Subscriber should consider carefully all of the risk factors described below. This offering is intended only for Accredited Investors who understand the risks and their consequences and who are able to bear the risk of loss of their entire investment. The following list is not intended to be an exhaustive list of the risks associated with this offering, and prospective Subscribers should consider factors set forth elsewhere in this Subscription Booklet before making their investment decision.

<u>INVESTMENT RISKS</u>

The price of the Shares was determined arbitrarily. We determined the offering price of the Shares in our sole discretion based on:

- the price that we believe Subscribers would pay for the Shares;
- estimated fees to be paid to third parties and to the Company's officers and affiliates; and
- the expenses of this offering and funds we believe should be available for us to invest in the Company to achieve our objectives.

Operating History and Uncertainty of Future Results. Although the Company has operating history through its brewery locations, including its original location that has been operating for approximately seven years and its second location that has been operating for over one year, there can be no assurance that the Company's historical performance will be indicative of future results. The Company's ability to expand operations, maintain profitability, and scale its business model involves significant risks and uncertainties, including competition, increasing operating costs, changes in consumer demand, and other factors affecting the craft beverage industry.

The Company's prospects must still be considered in light of the challenges, risks, expenses, and uncertainties associated with operating and expanding a multi-location brewery business. Past operating results may not be predictive of future performance, and there can be no assurance that the Company will achieve or maintain profitability in the future.

The Company may not generate sufficient cash flow to pay dividends to its stockholders, and any sale of Company assets may not result in proceeds sufficient to return invested capital to subscribers. The Company continues to operate with financial risks, including the possibility of operating losses and working capital constraints.

THERE IS NO ASSURANCE THAT ANY INVESTOR WILL RECOVER OR REALIZE ANY RETURN ON THEIR INVESTMENT OR THAT THEY WILL NOT LOSE THEIR ENTIRE INVESTMENT IN THE COMPANY. INVESTORS SHOULD READ THESE RISK FACTORS AND ALL MATERIALS PROVIDED BY THE COMPANY CAREFULLY AND SHOULD CONSULT WITH THEIR OWN ATTORNEY, FINANCIAL ADVISOR, OR BUSINESS COUNSEL BEFORE MAKING ANY INVESTMENT DECISION.

Reliance on Management and Key Personnel. The Company will be managed on a day-to-day basis by its executive officers under the oversight of its Board of Directors. Stockholders will have **no right to participate in the management or operations** of the Company other than through their limited voting rights as described in the Company's Certificate of Incorporation and Bylaws.

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The success of the Company depends significantly on the leadership, experience, and abilities of its key personnel, including **Glenn R. Closson II**, who serves as a principal executive of the Company. The loss of the services of Mr. Closson, or the failure of management to execute the Company's business strategy, could have a material adverse effect on the Company's operations, financial condition, and results of operations. The Company does **not** maintain employment agreements or "key person" life insurance on any of its officers. The loss of any key personnel could materially impact the Company's performance.

Lack of market for Shares and limited transferability. The Shares offered have **not been registered** under the Securities Act of 1933 and the Company has no obligation to register the Shares or provide liquidity to stockholders. No public market for the Shares exists or is expected to develop. The Company is **not obligated to repurchase** any Shares from stockholders.

Any resale of Shares must comply with federal and state securities laws, including Rule 144, and may be further restricted under the Company's Certificate of Incorporation and Bylaws. Transfers generally require approval by the Company and may be subject to right-of-first-refusal or other contractual restrictions. As a result, investors should consider the Shares an **illiquid, long-term investment**.

Lack of diversification of the Company's business. The Company's revenues are derived primarily from its brewery operations. As a result, the Company has **limited diversification**, and its success is dependent upon consumer demand for its craft beer products, primarily within Central Florida. There is no assurance that consumers will continue to patronize the Company's locations or purchase its products at levels necessary to achieve or maintain profitability.

Dividends. Although the Board of Directors may, in its discretion, declare dividends when legally permissible, **there is no assurance that the Company will generate sufficient cash flow** to make or maintain dividend payments. The Company is under **no obligation** to pay dividends, and investors should not rely on future dividends as a source of financial return.

Reliance on Forecast Income Statement. Any financial forecasts made available by the Company are forward-looking and based on management assumptions that may not occur. Actual operating results may differ significantly from forecasted results due to factors including market conditions, operating challenges, regulatory changes, and economic factors. The Company has **no obligation to update** or revise its forecasts, even if actual results differ materially.

The Company may incur debt. The Company may incur debt to finance operations, expansion, or working capital needs. Any future indebtedness could:

- Require substantial repayment obligations,
- Restrict the Company's ability to pay dividends,
- Limit flexibility to pursue business opportunities,
- Impose restrictive covenants, or
- Be secured by the Company's assets.

In the event of default, lenders could foreclose on Company assets, potentially resulting in the loss of all or a substantial portion of investors' capital. High leverage could also make the Company more vulnerable to economic downturns, regulatory changes, or competitive pressures.

Delaware Corporation Governance and Limited Liability. Under the Delaware General Corporation Law ("DGCL"), stockholders of a Delaware corporation are generally **not personally liable** for the debts or obligations of the corporation. The Company's Certificate of Incorporation and Bylaws contain customary **indemnification and limitation-of-liability provisions** for directors and officers, as permitted by the DGCL. As a result, stockholders may have more limited rights against directors and officers than they otherwise might have, which could reduce the funds available for dividends or other stockholder distributions.

No Restrictions on additional financing. The Company may raise additional equity or debt capital in the future. The issuance of additional equity securities may result in **dilution** of existing stockholders' ownership percentages. If future financing is obtained through equity securities (including preferred stock or convertible debt), such securities may have rights, preferences, or privileges senior to those of the Shares offered in this Subscription Agreement.

The Company has **no obligation** to raise capital on terms favorable to existing stockholders. There is no assurance that financing will be available when needed or on terms acceptable to the Company.

Funds immediately available. Upon the Company's acceptance of an investor's subscription, the investor will become a **Stockholder**, and the proceeds of the investment will be immediately available for use by the Company at the discretion of its management and Board of Directors.

RISKS OF INVESTING IN SMALL CRAFT BREWERIES

Growth Related Risks

The Company may not successfully grow sales. Our ability to increase revenue will depend on numerous factors, including:

- changes in consumer preferences and discretionary spending, including reduced consumer spending during periods of economic difficulty or uncertainty;
- consumer understanding and acceptance of the Company's brewery experience and the strength of the Company's brand;
- our ability to increase product prices without adversely impacting sales volume to such a degree that any price increases fail to improve overall revenue or profitability;
- competition from both local and national breweries, including increasing competition in the craft beer market;
- our ability to effectively execute our business strategies, including advertising, marketing, branding, promotions, and new product offerings, which may not be accomplished successfully or may not deliver the results we expect; and
- changes in federal, state, or local government regulations affecting alcohol production, sales, or distribution.
  Because many of these factors are beyond our control, we may not achieve targeted sales levels or anticipated growth.

Risks Related to Expansion and the Second Brewery

The Company's ability to grow sales and profitability depends in part on the successful operation of our second brewery location, which opened in June 2024. However, delays in achieving profitability or operational efficiency may occur due to factors including, but not limited to:

- challenges in hiring, training, and retaining qualified personnel to manage, staff, and operate the new location;
- delays or cost overruns related to construction, improvements, or equipment installation by either the landlord or the Company;
- difficulty controlling development, construction, or equipment acquisition costs, particularly in competitive or supply-constrained markets;
- limited availability of, or inability to obtain, adequate supplies of ingredients that meet our quality standards;
- failure or delay in securing required governmental approvals, licenses, and permits, including alcohol-related permits, occupancy permits, and health department approvals; and
- adverse impacts from weather, natural disasters, or other unforeseen catastrophic events.

We may experience delays or increased costs during the ramp-up period of the second location, and there is no assurance that the location will achieve revenues or margins consistent with our projections.

Staffing Risks

One of our most significant ongoing challenges is staffing. The Company seeks to hire and retain high-performing employees who can deliver high-quality service and uphold the Company's brand standards. However:

- competition for skilled hospitality and brewing-industry workers is intense;
- labor shortages may occur, particularly in tight job markets;
- wage inflation or increases in minimum wage requirements may increase operating costs; and
- turnover may disrupt operations or require increased training and onboarding expenses.

Difficulty in hiring or retaining qualified personnel could negatively affect the Company's ability to operate efficiently and profitably.

Our Brewery may not achieve profitability within our projected time frame, if at all. The Brewery may not achieve profitability within the Company's projected time frame, **if at all**. The Company anticipates an initial ramp-up period of **6 to 18 months or longer**, during which time the Brewery may generate sales and income below normalized expectations. This ramp-up period is typical for new brewery operations and may be affected by:

- the time required to build a loyal customer base in a new market;
- higher fixed costs associated with initial staffing, training, and operational inefficiencies;
- challenges in hiring and retaining employees who meet the Company's performance and service standards;
- competitive conditions within the Central Florida craft beer market; and
- general economic conditions that affect consumer discretionary spending.

If the Company is unable to establish the customer base it anticipates, or if ramp-up costs remain higher than expected, **profitability may be significantly delayed or may never be achieved**.

Although Company leadership has prior experience operating a successful brewery in California, the Central Florida market presents different consumer preferences, competitive dynamics, and economic conditions. There is no assurance that prior experience will translate into success in this market. Errors in site selection, inaccurate assumptions about customer adoption, or miscalculations regarding ramp-up time could result in lower-than-expected revenues or operating losses.

Our failure to manage our growth effectively could harm our business and operating results. Failure to effectively manage growth could adversely affect the Company's business and operating results. Expansion requires the Company to:

- enhance and adapt its management systems;
- upgrade financial reporting, internal controls, and operational processes;
- maintain and expand information technology systems;
- hire, train, retain, and supervise additional personnel; and
- efficiently allocate resources across multiple locations.

If the Company does not respond effectively to the operational demands of expansion, it may encounter increased costs, inefficiencies, operational disruptions, or reduced service quality. Such challenges could negatively impact the Brewery's performance and adversely affect the Company's profitability.

Risks Related to Operating in the Brewing Industry

Changes in food and supply costs could adversely affect our results of operations. Our profitability depends in part on our ability to anticipate and react to changes in ingredient and supply costs. Like all breweries, we are susceptible to increases in ingredient costs as a result of factors beyond our control, such as local and general economic conditions, seasonal fluctuations, weather conditions, global demand, food safety concerns, generalized infectious diseases, fluctuations of the U.S. dollar, product recalls and government regulations. Any increase in the prices of malt, yeast and hops, ingredients most critical to our craft beer products, would adversely affect our operating results.

Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants and area supervisor positions.

Labor is a primary component of our operating costs, and we believe good managers and staff will be key to our success. We expect to devote significant resources to recruiting and training operating managers and staff. Increased labor costs due to factors like additional taxes or requirements to incur additional employee benefits costs, as well as competition, increased minimum wage requirements, limited availability of new employees and any changes in staffing structure would adversely impact our operating costs. Our success also depends in part on our ability to motivate and retain qualified employees. Our failure to find and keep enough employees who are a good fit with our culture could higher employee turnover or erode our culture, which could have a material adverse effect on our business and results of operations.

Various states are considering or have already adopted new immigration laws, and the U.S. Congress and Department of Homeland Security from time to time consider or implement changes to Federal immigration laws, regulations or enforcement programs as well. Changes in immigration or work authorization laws may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more

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cumbersome, or reduce the availability of potential employees. Although we will require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. This may subject us to fines or penalties and could disrupt our operations and cause temporary increases in our labor costs as we train new employees, adversely impacting our profitability.

Competition could adversely affect us. While the Central Florida area currently has few production breweries, there are few barriers to entry and the craft brew industry has experience greater growth within recent years. The craft beer industry is highly competitive with respect to, among other things, taste, price and quality. Certain competitors may have a more established market presence with substantially greater financial, marketing, personnel and other resources than we have.   We may also compete with companies outside the brewery industry, such as increased offerings of craft beers by grocery store chains and convenience stores as well as an increase in individuals creating home brewery facilities. Any of these competitive factors may adversely affect us and reduce sales and profits.

Disruptions in delivery of beer ingredients and other supplies could harm our operations. Our ability to maintain our beer offerings depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or Dividend, food contamination, inclement weather, a supplier ceasing operations or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. We anticipate that we will have no long-term contracts with suppliers.   If our suppliers perform inadequately, or our supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. We intend to purchase our malt primarily from the Brewer's Supply Group and our yeast from White Labs. Hops can be purchased from multiple sources. We also intend to develop relationships with local farmers for certain ingredients. Due to the nature or amount of some of the products we receive, our suppliers could be more difficult to replace if we were no longer able to rely on them. If we have to seek new suppliers and service providers we may be subject to pricing, quality issues or other terms less favorable than those we anticipate. The Brewery could experience significant reductions in sales during periods of the shortages.

Changes in guest tastes and preferences, spending patterns and demographic trends could cause sales to decline. Changes in guest preferences, general economic conditions, discretionary spending priorities, demographic trends and the type, number and location of competing brewery and brewery type operations affect the brewery industry. There can be no assurance that consumers will favorably regard our craft beers or that we will be able to develop new products that appeal to consumers. Our sales could be impacted by changes in consumer preferences in response to dietary concerns, including preferences regarding items such as calories, sodium and carbohydrates. These changes could result in consumers avoiding craft beers in favor of other beverages. Our success also depends to a significant extent on consumer confidence, which is influenced by both local and general economic conditions and discretionary income levels. Our sales may decline during economic downturns or periods of uncertainty, which can be caused by various factors such as high unemployment, increasing taxes or other changes in fiscal or monetary policy, high gasoline prices, declining home prices, tight credit markets or foreign political or economic unrest. Any material decline in consumer confidence or a decline in specialized food and beverage spending could cause our sales, operating results, profits, business or financial condition to decline. If we fail to adapt to changes in guest preferences and trends, we may lose customers and our sales may decrease.

We may not persuade guests of the benefits of paying our prices for our beers and other beverages. Our success will depend, in part, on our ability to continue to persuade guests that craft beers made with our higher-quality ingredients are worth the prices they will pay at the Brewery relative to prices offered by some of our competitors, particularly those offered in bars and at the grocery store. We may not successfully educate guests about the quality of our beers and guests may not care even if they do understand our approach. That could require us to change our pricing, advertising or promotional strategies, which could materially and adversely affect our results of operations or the brand identity that we have tried to create. Consumers may also be more price-sensitive during periods of economic difficulty or uncertainty.

If we were to experience widespread difficulty renewing existing leases on favorable terms, our revenue or occupancy costs could be adversely affected. The Company will lease the Premises on which the Brewery will operate from a third party. The lease has a term of five years; however, the landlord has the option to terminate the lease after three and a half years upon at least six months prior notice of intent to terminate. Any difficulty keeping or renewing the lease or any substantial increase in rents associated with renewal, could adversely impact us. Substantial increases in rents associated with lease renewals would increase our occupancy costs, reducing our profit margin. Should the landlord terminate or not renew the lease, the Company will be forced to relocate its Business, resulting in substantial cost and a loss of business during the relocation period.   There can be no assurance that the Company would be able to procure alternative space and develop such space suitable for the Brewery within the six month termination period, if at all, which could result in a temporary shutdown of the Brewery. Any such shutdown and the costs of having to relocate to and develop a new facility could have a material adverse effect on the Company and its business and its ability to pay Dividends to Shareholders.

Regulatory and Legal Risks

Governmental regulation in one or more of the following areas may adversely affect our operations and results, including by harming our ability to open the Brewery or increasing our operating costs.

Employment and Immigration Regulations

We will be subject to various federal and state laws governing its relationship with and other matters pertaining to its employees, including minimum wage laws and hour laws, requirements to provide meal and rest periods or other benefits, potential family leave mandates, requirements regarding working conditions and accommodations to certain employees, citizenship or work authorization and related requirements, insurance and workers' compensation rules, and anti-discrimination laws. Complying with these rules subjects us to substantial expense and can be cumbersome, and can also expose us to liabilities from claims for non-compliance. We could suffer losses from, and incur legal costs to defend, claims by employees and others in such circumstances, and the amount of such losses or costs could be significant. In addition, several states and the federal government from time to time have enacted minimum wage increases, and any such new legislation could increase our labor costs.

Americans with Disabilities Act and Similar State Laws

We are subject to the U.S. Americans with Disabilities Act of 1990 ("ADA") and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas.

Nutrition and Food Regulation

In recent years, there has been an increased legislative, regulatory and consumer focus at the federal, state and municipal levels on the food and beverage industry, including nutrition and advertising practices. For example, a number of jurisdictions around the U.S. have adopted regulations requiring that food establishments include calorie information on their menu boards or make other nutritional information available. The U.S. health care reform law included nation-wide uniform menu labeling and nutrition disclosure requirements as well, and our restaurants will be covered by these national requirements when they go into effect. Rules implementing the law have been proposed and may become effective as early as later this year. The proposed regulations include provisions to require chain restaurants to post calories on menus, menu boards and drive-through boards adjacent to self-service areas, as well as to provide written brochures to consumers upon request. Initiatives in the area of nutrition disclosure or advertising, including requirements to provide information about the nutritional content of our food, may increase our expenses or slow guests as they move through the ordering line, decreasing our throughput. These initiatives may also change guest buying habits in a way that adversely impacts our sales.

Local Licensure and Other Regulation

Each of our restaurants also is, and will remain, subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and workplace safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, permits or approvals, which could delay the Brewery's planned opening.

Environmental Laws

The Company will be subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances, as well as local ordinances restricting the types of packaging we can use. It is possible that the Company could be held liable as an owner or operator to address contamination under certain circumstances, without regard to whether we knew of, or were responsible for, the release or presence of hazardous or toxic substances. Any such liability could be material and could have a material adverse effect on our operations or results of operations. We also cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that we may need to make to comply with, or to satisfy any potential claims relating to, environmental laws.

We could be party to litigation that could adversely affect us by distracting management, increasing our expenses, or subjecting us to material money damages and other remedies. If we are not able to effectively manage our litigation risks and expenses, our business may be adversely impacted. We could in the future be subject to numerous claims alleging violations of federal and state laws regarding workplace and employment matters, including wages, work hours, overtime, vacation and family leave, discrimination, wrongful termination, and similar matters. Our guests could file complaints or lawsuits against us alleging that we are responsible for some illness or

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injury they suffered at or after a visit to our Premises, or that we have problems with quality, operations or our advertising practices. Regardless of whether any claims against us are valid, or whether we are ultimately held liable for any such claims, they may be expensive to defend and may divert time and money away from our operations and hurt our performance. A significant judgment for any claims against us could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could adversely affect our results.

General Business Risks

We may be harmed by cyber security risks we face in connection with our electronic processing and transmission of confidential guest and employee information.

We intend to accept electronic payment cards for payment in the Brewery. Credit and debit card usage has increased significantly in recent years and could continue to increase. Many retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen.

We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. Any such proceedings could distract our management from running our business and cause us to incur significant unplanned losses and expenses. Consumer perception of our brand could also be negatively affected by these events, which could further adversely affect our results and prospects.

We will be required to collect and maintain personal information about our employees. The collection and use of such information is regulated at the federal and state levels, and the regulatory environment related to information security and privacy is increasingly demanding. If the security and information systems we use to store or process such information are compromised or if we or third party providers otherwise fail to comply with these laws and regulations, we could face litigation and the imposition of penalties, which could adversely affect our financial performance and our brand could be negatively affected.

Our insurance costs could negatively impact our profitability. We will maintain various insurance policies covering a number of insurable situations, including but not limited to employee health, worker's compensation, general liability, property damage, and auto liability. We could be responsible for losses under certain of these policies notwithstanding the policies that are in place or may be in place in the future, and may incur losses in excess of our insurance coverage in certain events, and any such losses could have a material adverse impact on our operating results and the projections included in the Forecast Income Statement.

Additionally, the costs of insurance and medical care have risen significantly over the past few years and are expected to continue to increase in the future. These increases, as well as existing or potential legislative changes affecting the availability or cost of various insurances, could negatively impact our operating results and the projections included in Forecast Income Statement

Natural disasters could harm our performance. A natural disaster, such as a hurricane or a tornado, or other events, such as a serious terrorist attack, could have a material adverse effect on our business and results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business. Our ability to successfully implement our business plan depends in part on our ability to further build the Company's brand recognition using trademarks, service marks, trade dress and other proprietary intellectual property. We also will maintain as trade secrets or otherwise keeps confidential certain proprietary standards, specifications and operating procedures. If our efforts to protect our intellectual property are inadequate, if proprietary information is independently developed by a competitor, or if any third party misappropriates or infringes on our intellectual property, either in print or on the internet, the value of our brand may be harmed, which could have a material adverse effect on our business and might prevent us from achieving or maintaining market acceptance.

RISKS RELATED TO MANAGEMENT

Limitations on Liability of Directors and Officers. Under the Company's Certificate of Incorporation, Bylaws, and applicable provisions of the Delaware General Corporation Law ("DGCL"), the liability of the Company's directors and officers is limited in certain circumstances. The DGCL permits corporations to limit or eliminate personal liability of directors for monetary damages for breaches of fiduciary duty—except in cases of:

- breaches of the duty of loyalty,
- acts or omissions not in good faith,
- intentional misconduct or knowing violations of law,
- unlawful payment of dividends or stock repurchases, or
- transactions from which the director derived an improper personal benefit.

The Company also intends to provide customary indemnification to its directors and officers to the fullest extent permitted by Delaware law. As a result, **investors may have limited recourse** against directors or officers for actions taken in their official capacities, and the Company may be required to advance or reimburse legal expenses, reducing funds available for operations or distributions.

Conflicts of Interest and Outside Business Activities. The Company's executive officers and directors, including **Glenn R. Closson** II, may in the future engage in other business ventures, investments, or employment opportunities, including ventures that may be similar to the Company's business. These activities may create **actual or potential conflicts of interest**, including:

- competition for management attention and time,
- allocation of business opportunities,
- competing demands on personal or professional resources, and
- decisions that may not always align with the interests of all stockholders.

Although the Company expects that Mr. Closson will devote substantial—likely full-time—effort to the Company during initial growth and stabilization, **he is not obligated to devote all of his business time exclusively to the Company**. As a result, there is a risk that competing responsibilities may reduce the time, focus, or energy dedicated to the Company's operations.

Conflicts of interest could adversely affect the Company's performance or strategic direction. Delaware law provides certain protections to officers and directors, but these protections may limit stockholder remedies in the event of a conflict.

Tax Risks

Allocation of Income, Gain, Loss and Deduction. The Company is a Delaware corporation and is treated as a corporation for U.S. federal income tax purposes. As a corporation, the Company itself—rather than its stockholders—is generally subject to U.S. federal income tax on its taxable income. Accordingly, income, gain, loss, and deductions of the Company will **not** be allocated or passed through to investors as they would be in a partnership or a limited liability company taxed as a partnership.

Instead, stockholders will generally be subject to U.S. federal income tax only on: (i) **dividends or other distributions**, if any, paid by the Company with respect to the Shares; and (ii) any **gain or loss recognized** on the sale or other taxable disposition of their Shares.

The U.S. federal income tax consequences to stockholders depend on each stockholder's individual circumstances.

The tax rules governing corporations and their stockholders are complex, and there is no assurance that the Internal Revenue Service ("IRS") will not challenge the tax treatment of any dividends paid by the Company or the Company's classification for U.S. federal income tax purposes. Each prospective investor is strongly urged to consult its own tax adviser regarding the U.S. federal, state, local, and non-U.S. tax consequences of an investment in the Shares. See "Certain U.S. Federal Income Tax Considerations."

Potential Taxable Gain on Sale of Shares. Upon the sale or other taxable disposition of Shares, a stockholder will generally recognize capital gain or loss equal to the difference between:

- the amount realized in the transaction, and
- the stockholder's tax basis in the Shares.

The amount realized may not be sufficient to cover any resulting federal, state, or local tax liabilities. Stockholders should consult their tax advisers regarding the tax consequences of disposing of their Shares.

Taxation of Corporate Earnings. Because the Company is a C-corporation for federal income tax purposes, it is subject to U.S. federal income tax at the corporate level. Stockholders are generally **not** taxed on the Company's earnings unless and until the Company pays dividends. Any dividends paid will be taxable to stockholders in the year received, even if the dividends are insufficient to cover their associated tax obligations.

The Company is under **no obligation** to distribute earnings to stockholders. It may choose to retain earnings to fund operations or future growth.

Tax-Exempt Investors Tax-exempt investors generally do not recognize unrelated business taxable income ("UBTI") solely from owning stock in a corporation. However, UBTI may arise if:

- the investor incurs **acquisition indebtedness** to purchase the Shares (debt-financed income), or
- special tax rules apply to the investor's particular circumstances.

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Tax-exempt investors should consult their own tax advisers to evaluate potential UBTI exposure.

Impact of State and Local Taxation. State and local tax consequences may vary widely. Certain jurisdictions may tax:

- dividends received from the Company,
- capital gains realized on the sale of Shares, or
- income attributable to the Company's operations.

Although the Company's business activities are located in Florida (which does **not** tax personal income), stockholders may still be subject to tax in their state of residence or other jurisdictions.

Prospective investors should consult their own tax advisers regarding applicable state and local tax considerations.